Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2007 APR 23 A 11: 50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 19, 2007
Our ref. No. PI 0122

The U.S. Securities and Exchange Comm
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-7
Washington, D.C. 20549

07022836

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**
- **Transfer of Sakhalin Energy Shares Completed**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on April 18, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

1. Company Overview

Name:	Gunpo Ltd.
Address:	2-10-30 Shinjuku, Kiryu-shi, Gunma Prefecture
President:	Satoru Tomita
Business:	Leasing of real estate
Established:	February 1944
Capital:	60 Million Yen
Shareholder:	Mitsubishi Corporation (95.55%)
Fiscal year-end:	March

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary due to completion of the sale of company owned real estates.

3. Schedule

Completion of liquidation: September 31, 2007 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

###

Transfer of Sakhalin Energy Shares Completed

On April 18th in Moscow City, Russian Federation, Mitsubishi Corporation completed the share transfer contract, transferring part of its stake in Sakhalin Energy Investment Company (Sakhalin Energy), owned jointly with Royal Dutch Shell plc (Shell) and Mitsui & Co. Ltd (Mitsui), to OAO Gazprom (Gazprom).

In accordance with the Contract, Structure of Sakhalin Energy's shareholder will be Gazprom 50% plus 1 share, Shell 27.5% minus 1 share, Mitsui 12.5% and Mitsubishi 10%. As a result of this share transfer, equity method accounting will no longer be applicable for Sakhalin Energy. This transaction implements a protocol signed on December 21st 2006. Transaction amount is US$7.45 Billion as a whole, 1.49 Billion for our portion, while impact on our financial results is not expected to be material.

Under new shareholding structure, four shareholders including Gazprom, will jointly work towards completion of Sakhalin II Project works, so as to accomplish timely supply of LNG to contracted customers in Japan, Korea and North American West Coast. In addition, four shareholders including Gazprom agreed on Area of Mutual Interest (AMI) arrangement, which enhances the prospects for expansion of Sakhalin II project through joint efforts.

In addition, the Ministry of Natural Resources of the Russian Federation had announced its approval of the revised Environmental Action Plan (EAP) on 16 April. Sakhalin Energy prepared that plan with input from all shareholders. It also provides targets and action points for conservation of biodiversity of Sakhalin Island, including fish stocks and rare flora and fauna species.

Mitsubishi welcomes the equity participation of Gazprom in Sakhalin Energy, and believes that these series of agreements have now established the platform for the timely start-up of LNG delivery.

【Project Information】

Sakhalin is a new world-class oil and gas province, with estimated resources of some 45 billion barrels oil equivalent (boe). Sakhalin II is the largest integrated oil and gas export project in the world, with total resources of some 4 billion boe.

Sakhalin II today has production capacity of 80,000 boe per day during the production season. The subsequent phase of the development will take the total project capacity to 170,000 barrels/day of crude oil (and condensate) and 9.6 million tonnes per year of LNG production.

The second phase of the project is approximately 80% complete. More than 17,000 workers are currently employed in the construction of the project, of which around 70% are Russian nationals. The planned LNG production has been sold under contract to customers across the Asia-Pacific region.

The Sakhalin II project is governed under a PSA, whereby the project partners finance the construction costs of the project, take on the development risk, and recover these costs from sales of oil and gas. So far, some $600 million of royalty, bonuses and taxes have been paid to the Russian government by the end of 2006.

Sakhalin II includes the following elements:

- Offshore production facilities including the Molikpaq platform (Piltun Astokh-A), the new Piltun Astockh-B and Lunskoye-A platforms and some 300 km of offshore pipelines;
- An onshore processing facility to take the gas and crude oil from both fields;
- Onshore oil and gas pipelines to the south of the island;
- An oil export facility capable of year-round operation;
- The first LNG plant and associated export facilities built in Russia;
- Island infrastructure upgrades, such as roads, bridges, rail, port, airport, and medical facility upgrades.

End

END